MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, Minnesota 55344-3848
Phone: (952) 937-9611
Fax: (952) 906-3617
September 17, 2007
Via Edgar and Fax (202-772-9210)
Securities and Exchange Commission
Attn: Matthew Crispino
100 F Street, N.E.
Washington, DC 20549

Re:	MakeMusic, Inc.
Registration Statement on Form S-3
File No. 333-141566
Dear Mr. Crispino:
Pursuant to Rule 461 under the Securities Act of 1933, MakeMusic, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 to 4:30 p.m. Eastern time on Thursday, September 20, 2007, or as soon thereafter as possible.
The disclosure in the above-referenced Registration Statement is the responsibility of the Company, and the Company represents to the Commission that should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
Very truly yours,
MAKEMUSIC, INC.

By:	/s/ Karen VanDerBosch
Karen VanDerBosch
Chief Financial Officer